U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of March, 2013	Commission File Number: 000-29870

CREAM MINERALS LTD.
(Translation of registrant’s name into English)
#890-789 West Pender Street
Vancouver, BC
V6C 1H2
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☑        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

DOCUMENTS FILED AS PART OF THIS FORM 6-K

The documents listed in the Exhibit Index hereto are filed as a part of this Form 6-K and are incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March  28, 2013

CREAM MINERALS LTD. (Registrant)
By:	/s/ Michael E. O’Connor
	Name:	Michael E. O'Connor
	Title:	President and Chief Executive Officer

Form 6-K Exhibit Index

Exhibit No.

99.1	Technical Report on the Nuevo Milenio Project – March 20, 2013
99.2	Q3 Interim Financial Statements – December 31, 2012
99.3	Q3 Interim MD&A – December 31, 2012
99.4	News Release - December 7, 2012
99.5	News Release - December 17, 2012
99.6	News Release - December 21, 2012
99.7	News Release - January 4, 2013
99.8	News Release – March 25, 2013